DAVIS POLK & WARDWELL

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File No. 82-5201

January 25, 2008

Re: **Gamesa, S.A. — Information Furnished Pursuant to Rule 12g3-2(b)** under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission the following:

- Press Release, dated January 24, 2008, regarding wind turbine supply contracts

Kindly acknowledge receipt of the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Best regards,

Ines Velasco
Legal Assistant

Enclosure
By Hand Delivery

Gamesa

PRESS RELEASE

GAMESA ENDS 2007 BY SIGNING SEVERAL CONTRACTS OF WIND TURBINE SUPPLY FOR OVER 700 MILLION EUROS

- **These agreements reinforce the company's positioning in strategic European markets, such as France and other emerging markets like Poland and Bulgaria.**
- **The total volume of the contracts signed sum up to 777 MW.**

Bilbao, Jan. 24, 2008. Gamesa Corporación Tecnológica has signed several multi-annual contracts with European clients for a total accumulated power of 777 MW and a total value that surpasses the 700-million-Euro. The undersigned agreements with Molinos del Ebro, Generación Eólica Internacional and Eólica Bulgaria (ENHOL Group), Neo Energía (EDP), La Compagnie du vent (SUEZ-Electrabel), la Société Française d'Eoliennes (Sorgenia Group) and Lafarge strengthen the company within Spanish, French and Moroccan markets while at the same time, allowing Gamesa to expand into emerging markets, such as Poland and Bulgaria, thus consolidating the company in Europe.

The first of the new multi-annual contracts is the one that Gamesa Corporación Tecnológica undersigned with the Molinos del Ebro society for the supply of 87 wind turbines, which will translate to a total-power installation of 174 MW until 2010. The operation's value is up to 184 million Euros. This agreement also includes an additional long-term operational and maintenance contract for all of the Gamesa wind turbines, clearly demonstrating the company's long-term commitment to its clients.

The first phase of this multi-annual agreement will consist of the supply, installation and power-up of the 25 Gamesa G87-2.0 MW wind turbines, which will be provided at the end of 2008.

Through this agreement, Gamesa strengthens its relationship with strategic account Molinos del Ebro, consolidating its position as leader in the Spanish Aeolian (or wind power) market, in which it has a 50.6% market share of the total wind power installed until the end of 2006.

Expansion in emerging European markets

Among its European activities, Gamesa has achieved two new, multi-annual alliances with the Generación Eólica Internacional and Eólica Bulgaria societies, and the ENHOL Group societies, for a total supply of 90 wind turbines to the Polish and Bulgarian markets, providing a total of 180 MW of power. This transaction will reach a total value of more than 201 million Euros.

The multi-annual agreement reached for Poland includes the supply, installation, power-up, operation and maintenance of 60 Gamesa G90-2.0 MW wind turbines between 2009 and 2010.

The second contract includes the supply, installation and power-up of 30 Gamesa G90-2.0 MW wind turbines, as well as the operation and maintenance of their installation in the Bulgarian wind farm Suvorovo in 2010. This contract also implies a second phase of installation of an additional 100 MW for the Bulgarian market.

The signing of these two new agreements represents an important advance in the securing of Gamesa and ENHOL Group's strategic plans. Both contracts strengthen the companies' positions in the Eastern European markets, which demonstrate the highest short-term growth potential within the European wind market.

Neo Energía, an EDP subsidiary that, as hired Gamesa to supply 60 wind turbines that are to be installed in Polish wind farms to further the development of wind energy in the European market. The transaction is worth more than 130 million Euros.

The 60 wind turbines destined for the Margonin wind farm in Poland have a nominal power of 2.0 MW, which translates to a total installation power of 120 MW. This contract includes the supply, installation and power-up of Gamesa G90 wind turbines.

Gamesa will also provide Neo Energía with 46 wind turbines for Spain and 16 for France, adding to a total value of more than 98 million Euros.

Strengthening its position in France

Gamesa Corporación Tecnológica has undersigned two new agreements for the French market. The first of these is with La Compagnie du Vent, a leader and the first wind-power company to operate in France, owned by the SUEZ-Electrabel group. The contract includes the supply of 36 wind turbines, equalling a total power installation of over 43 MW across various French wind farms. The transaction has a total value of more than 40 million Euros.

This contract includes the supply, installation, power-up, operation and maintenance of Gamesa G52-850 kW, Gamesa G58-850 kW and Gamesa G90-2.0 MW wind turbines for the French wind farms Picoterie, Lanrivoare and Extension Roquetaillade. The installation will take place throughout 2008.

The second contract is a multi-annual agreement with the Société Française d'Eoliennes for the total supply of 100 Gamesa G90-2.0 MW wind turbines until 2011, plus an optional supply of 25 Gamesa G90-2.0 MW wind turbines. This agreement translates to a total power installation of 250 MW across various French wind farms.

At the end of 2007, Société Française d'Eoliennes was acquired by Sorgenia (the Sorgenia Group), one of the most important Italian energy companies that produces electricity through renewable sources. Sorgenia has a business volume of approximately 2,000 million Euros and provides electricity and natural gas to 400,000 clients.

Through this contract, Gamesa ensure the achievement of its goal of increasing its presence in the French market, which has the greatest growth potential in Europe and is one of the strategic markets highlighted in Gamesa's business plan.

Expansion of the Tétouan Wind Farm

Within the Moroccan market, Gamesa has undersigned a contract valued at 15 million Euros with cement factory Lafarge Maroc, an affiliate of French group Lafarge, to construct the expansion of a wind farm in Tétouan with a current power of 10 MW. The new 10 MW-wind farm is an expansion of Lafarge's current wind farm, which houses 12 Gamesa G52-850 kW wind turbines built in 2005.

The contract includes the turnkey construction of an extension to the existing wind farm, which should be ready for immediate occupancy, as well the installation of five Gamesa G8X-2.0 MW wind turbines, and the operation and maintenance of the machines from 2009 to 2012.

In 2005 Lafarge Maroc was the first cement company in the world to install its own wind farm to supply its production line. Lafarge has once again trusted in Gamesa for the construction of this extension, which will provide 40% of the annual energy demanded by the Tétouan cement company's second production line, which is currently under construction.

About Gamesa

Gamesa is a company specializing in sustainable energy technologies, mainly wind power. Gamesa is the market leader in Spain and is positioned among the most important wind turbine manufacturers in the world with a market share of 15.6% in 2006.

Gamesa has installed over 13,000 MW of its main product lines in 20 countries spread out over four continents. The annual equivalent of this production amounts to the electrical power consumption of a city like Madrid over six years, allowing for savings of

7.5 million petroleum equivalent tonnes / year and a reduction in CO_2 emissions of 51.9 tonnes / year.

With a portfolio of more than 20,000 MW of wind power being promoted in Europe, America and Asia and branches in 13 countries, Gamesa is well positioned as one of the world's most important companies in the promotion and development of wind farms. The company is also present in the solar energy sector, where it is responsible for the manufacturing of photovoltaic panels and thermal machinery, as well as for the promotion and sale of solar energy plants.

END